MUTUAL FUND SUBSCRIPTION PURCHASE AGREEMENT

I /s/ Alice P. Kakau hereby subscribes for the purchase of a total aggregate investment of $100,000 of which, shall be invested into the JWB Aggressive Growth Fund. JWB Aggressive Growth Fund acknowledges receipt of the mutual fund subscription purchase agreement from /s/ Alice P. Kakau reflecting the intention of investing $100,000 in JWB Aggressive Growth Fund for an undisclosed amount shares (based on the current net asset value of the fund and the investment thereof).

I understand that I am buying for investment purposes and not with PRESENT INTENTION of redeeming or reselling the said shares.

In witness whereof, the parties hereto have executed this agreement as of the 21 day of September, 1995.

Attest:

/s/ Alice P. Kakau

Signature


Alice Park Kakau

(Please Print Name)


/s/ John W. Bagwell

John W. Bagwell, Trustee for JWB Aggressive Growth Fund